FOIA CONFIDENTIAL TREATMENT

REQUESTED BY TELEFÓNICA, S.A.

12301101

December 30, 2011

Re:	Telefónica, S.A. Form 20-F for the year ended December 31, 2010 Filed April 29, 2011 File No. 1-09531

Ms. Cecilia Blye

Mr. Pradip Bhaumik

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Messrs. Blye and Bhaumik:

Thank you for your letter dated November 29, 2011 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telefónica, S.A. (“Telefónica”, also referred to in this letter as the “Company” and “we”), which was filed with the Commission on April 29, 2011.

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the caption from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Telefónica is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	Telefónica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY TELEFÓNICA, S.A.

12301102

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-8536 or fax: 011-34-91-727-1425; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Miguel Escrig Melia
Miguel Escrig Melia Chief Financial Officer Telefónica, S.A.

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FOIA CONFIDENTIAL TREATMENT

REQUESTED BY TELEFÓNICA, S.A.

12301103

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.	We are aware of a September 2009 news report stating that you had confirmed your interest in pursuing investment opportunities in Cuba. We also note the representation in your letter to us dated April 13, 2005 that Telefónica Data Cuba was in the process of being liquidated. As you know, Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. Please describe to us any past, current, and anticipated contacts with Cuba, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your 2005 letter to us, and tell us whether you have completed liquidation of your interest in Telefónica Data Cuba. Your response should describe any equipment, technology, or support that you have provided into Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities controlled by that government.

We supplementally advise the Staff that our business activities or other contacts with Cuba are a de minimis part of Telefónica’s activities and arise principally from the Company’s provision of international direct dial services and global managed communication services. Therefore, we do not believe that these activities are quantitatively or qualitatively material, or constitute a material investment risk for our shareholders. Furthermore, Telefónica has not experienced, and does not expect to experience, any material adverse effect on the value of its securities as a result of its contacts with Cuba. Finally, we are aware of the U.S. restrictions applicable to the provision of certain services to and transactions with Cuba, and believe that all of our activities are conducted in accordance with all applicable restrictions.

We supplementally advise the Staff that, to our knowledge, our past and current business activities related to, or contacts with, Cuba –whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements – since our April 13, 2005 letter to the Staff, as well as our anticipated business activities related to, or contacts with, Cuba, are as follows:

•

As the largest telecommunications operator in Latin America, in its ordinary course of business Telefónica maintains institutional relations and contacts with companies and governments throughout the region, including Cuba.

We note that U.S. sanctions against Cuba permit, in varying degrees, activities in connection with the provision of telecommunications services.

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FOIA CONFIDENTIAL TREATMENT

REQUESTED BY TELEFÓNICA, S.A.

12301104

•	We confirm to the Staff that the liquidation process of Telefónica Data Cuba was completed on September 28, 2005, the date on which the liquidation public deed was issued.

•

Around the time of the news report referred to by the Staff, Telefónica had been in contact [** Redacted **] regarding the sale of [** Redacted **] Empresa de Telecomunicaciones de Cuba, S.A., a Cuban government-controlled entity (“ETECSA”). No agreement was reached and we do not currently have any proposed plans to pursue this or any other investment opportunity in Cuba.

•

Certain of our subsidiaries in Spain and Latin America have roaming agreements with telecommunications providers in Cuba. Furthermore, Telefónica Internacional, S.A. (“TISA”) has pursued potential business opportunities in Cuba and has maintained business contacts from time to time.

•	In early 2009, TISA had preliminary contacts with ETECSA regarding [** Redacted **] services to ETECSA’s [** Redacted **]. No agreement was reached and the negotiation with ETECSA was abandoned.

•

In 2009 Telefónica International Wholesale Services, S.A. (“TIWS”), our international service provider subsidiary in charge of the operation of Telefónica’s submarine cable network, had conversations with Cuban officials regarding [** Redacted **].

At the same time, this project was notified by TIWS to the United States Office of Foreign Assets Control (“OFAC”) on October 29, 2009. OFAC granted a licence to carry out the project in accordance with the Cuban Assets Controls Regulation on June 9, 2010. The required regulatory authorizations from the Federal Communications Commission are still pending, although the company initiated informal contacts with such Commission’s officials in 2009, as well as with the Team Telecom, an official Group that includes representatives from the Department of Homeland Security, the Department of Justice and the Federal Bureau of Investigations. The project has been frozen since mid 2010.

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